Univoice 5-Year Company Roadmap

	2022	2023	2024	2025
	Theme: Scaling User Base | Investing in IP	**Theme: Enterprise | At-Home Experience**	**Theme: Taking Over Travel**	**Theme: Penetrating EDU– At School & At Home**
 **Product**	- Launch social features to spur virality: "Challenge a Friend" & "Selfie vid sharing" - Enhance UX | functionality based on user feedback - Reach 2000 songs in our library - R&D: conduct needs assessment for Univoice Enterprise & At-Home editions	- Launch Univoice Enterprise edition — custom company dashboard with key insights - Expand At-Home experience with party game and extensive social capabilities - Support 4000-song library - R&D: identify high potential targets for Univoice Travel	- Launch Univoice Travel with smart recommendations based on travel schedule - Support 6500-song library - R&D: conducting needs assessment for Univoice EDU	- Launch Univoice EDU editioncustom controls for teachers to align lessons with school curriculum & monitor progress - Support 10000-song library
 **Technology**	- Develop & train proprietary AI application framework for personalized speech recognition & assessment - Research new channels & product distribution opportunities (bundled Apple TV app for At-Home Experiences) - Scale the infrastructure to support 1M+ users	- Extend proprietary AI application framework in support of core social capabilities - Develop At-Home experience and distribution with Apple iOS and Apple TV app bundles, featuring core social capabilities - Develop Univoice Enterprise dashboard & application package	- Develop Univoice Travel dashboard & application package - Develop Apple iOS and Apple TV app bundles with unique travel social capabilities	- Develop Univoice EDU dashboard & application package - Develop EDU experience for Apple iOS and Apple TV app bundles, featuring extensive EDU capabilities (curriculum management, student tracking)
 **Validation**	- Onboard new marketing channels (e.g. YouTube, TikTok, in-app advertising) - Establish seasonal promotional offer strategy - Close new licensing deals for Top 100 Billboard tracks - Attain marketing growth metrics: $1.37 CPD, 50% D2L, 2.25% L2C, $24 LTV	- Scale rate of new song upload to 150 songs per month - Marketing campaign build: the "Univoice at-home experience" - PR campaign: "learn languages from your living room, with your friends"	- Scale rate of new song upload to 200 songs per month - Secure strategic licensing deals for children's music (EDU play) - Establish key partnerships with travel partners & affiliates: bloggrs, influencers, work / study abroad orgs, cruise lines	- Scale rate of new song upload to 300 songs per month - Pursue anchor deals in private K-12 schools (validation for public school play) - Marketing campaign build: parent-to-child & home schoolers

Univoice 2021 Company Roadmap
Theme: Preparing to Scale

	Q1	Q2	Q3	Q4
**Product**	• Launch Version 1.0 product • Roadmap & produce high-fiidelity visuals for Version 2.0 product	• Modify roadmap for Version 2.0 product per user feedback • Create epics & user stories for all new features sets • Extensive user testing • Reach 500 songs in our library	• Finalize roadmap for Version 2.0 product • Ehnhance UX | functionality based on user feedback • Provide on-demand support to engineering team during Version 2.0 development	• Launch Version 2.0 product • Introduce value system & gamification features • Ongoing product validation with new product release
**Technology**	• Create & enforcing a tight development operations (DevOps) infrastructure • Develop Version 1.0 product	• Establish rigorous internal controls and processes, with a focus on clear documentation • Reconcile technical debt for increased agility in new feature development & release	• Scale & cross-train our engineering team • Execute on Version 2.0 product roadmap	• Finalize development of Version 2.0 product • R&D: proprietary AI algorithm for speech recognition & assessment • R&D: new channels & product distribution opportunities (Apple TV)
**Validation**	• Launch 1st round of marketing campaigns • Gather insights on messaging & audiences	• Continue to extract insights from marketing campaigns • Enable event attribution at a per-user level for targeting • Activate dynamic pricing / promo offers to drive revenue • Close new licensing deals for Top 100 Billboard tracks	• Apply learnings from historical campaign performance to optimize marketing effectiveness • Marketing content refresh: focus on scientific validation • Personalized customer communications to drive revenue	• Continue optimizing marketing effectiveness with historical campaign insights • Marketing campaign build: "new year, new language" messaging • Refine personalized customer comms to increase conversion rate